Exhibit 99.1

Sun Life Financial redeems Series C Senior Unsecured 5.00% Fixed/Floating Debentures due in 2031

TORONTO, July 11, 2011 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that it has redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed/Floating Debentures due in 2031 (the "Debentures").

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2011, the Sun Life Financial group of companies had total assets under management of $469 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

For further information:

Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 14:49e 11-JUL-11